November 8, 2023

Via Edgar

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Lights Acquisition Corp.

Registration Statement on Form S-1, as amended(File No. 333-274645)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join Global Lights Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-274645) (the “Registration Statement”) to become effective as of 4:00 p.m., Eastern Time, November 13, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Partner and Head if Investment Banking